SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

October 12, 2022

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips provides update on its financial performance in Q3 2022”, dated October 12, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on October 12, 2022.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

October 12, 2022

Philips provides update on its financial performance in Q3 2022

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today provided an update on its third-quarter 2022 financial results and full-year outlook. The company will report the final results on October 24, 2022.

Group sales and profitability
Philips’ financial performance in the third quarter was largely impacted by continued supply chain challenges that were more significant than anticipated in the quarter, impacting deliveries and customer installations. As a result, sales for the Group are expected to be approximately EUR 4.3 billion with a comparable sales decline of approximately 5%. Philips’ Diagnosis & Treatment businesses are expected to show a low-single-digit comparable sales decline and the Connected Care businesses a mid-teen decline, while the Personal Health businesses are expected to show mid-single-digit comparable sales growth. As a consequence of the lower sales, Group Adjusted EBITA for the quarter is expected to be approximately EUR 210 million or approximately 5% of sales.

On the back of strong 47% comparable order intake growth in the third quarter of last year, Philips’ comparable order intake in the third quarter of 2022 declined approximately 6%. The book-to-bill ratio remained strong at 1.18 and the equipment order book grew further in the quarter.

Goodwill impairment charge
Philips expects to record a EUR 1.3 billion non-cash charge in the third quarter for the impairment of goodwill of its Sleep & Respiratory Care business (Philips Respironics) due to revisions to the financial forecast of this business. The drivers for the revised forecast include current assumptions regarding the estimated impact of the proposed consent decree and changes to the pre-tax discount rate.

Actions to improve performance and resulting charges
Philips is accelerating productivity initiatives and other actions to mitigate the ongoing headwinds, that will be further detailed on October 24, 2022. As a consequence of the earlier announced initiative to enhance productivity in R&D by shifting the focus to fewer and better resourced projects in the innovation pipeline, Philips expects to record a non-cash charge in the third quarter of approximately EUR 165 million.

Outlook
Looking ahead, Philips still expects a better second half of the year, compared to the first half of 2022. However, the company sees prolonged supply chain disruptions and a worsening macro-environment. Consequently, Philips now expects a mid-single-digit comparable sales decline for the fourth quarter of 2022 with a high-single-to-double-digit adjusted EBITA margin range.

Conference call and audio webcast
Philips will host a conference call for investors and analysts from 08:30 – 09:00 am CET today to discuss the third-quarter financial performance update.

Comparable sales exclude the effect of currency movements and acquisitions and divestments (changes in consolidation). Philips believes that comparable sales information enhances understanding of sales performance.
 Adjusted EBITA is defined as Income from operations (EBIT) excluding amortization of acquired intangible assets, impairment of goodwill and other intangible assets, restructuring charges, acquisition-related costs and other one-time charges and gains.

For further information, please contact:

Ben Zwirs
Philips Global Press Office
Tel.: +31 6 15213446
E-mail: ben.zwirs@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2021 sales of EUR 17.2 billion and employs approximately 79,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

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